06011708

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

13 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED MAR 15 2006 WASH, D.C. 185

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 7th and 13th of March 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares and an AGM Statement.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

Enclosures

dlw 3/16

part of MyTravel group

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	AGM Statement		11:27 13 Mar 06		

Full Announcement Text

MYTRAVEL GROUP PLC

APPROVAL OF RESOLUTIONS

MyTravel Group plc

13 March 2006

The Board of MyTravel Group plc announces that at the Annual General Meeting held at 10.30hrs today, each of the resolutions contained in the Notice of Annual General Meeting dated 3 February 2006 was passed by the appropriate majority.

Accordingly, the Report and Accounts were received, the remuneration report was approved, each of the directors submitted for re-election was reappointed, Deloitte & Touche were re-appointed as auditors, the authorised share capital was increased, the directors were authorised to allot relevant securities and the limited disapplication of statutory pre-emption rights was approved.

Enquiries :

Greg McMahon MyTravel Group plc 01706 746 140

END

status list

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 1,523,119 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 36,230,626 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 12,739,150 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1,523,119 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 36,230,626 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

2 March 2006

11. Date company informed

6 March 2006

12. Total holding following this notification

50,492,895 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

11.04% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

7 March 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

06 March 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 02 March 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 50,492,895 shares.

Of these 50,492,895 shares:

- The interest in 1,523,119 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 36,230,626 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

- The interest in 12,739,150 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Mark Taylor
for and on behalf of
The Goldman Sachs Group, Inc.

** TOTAL PAGE.01 **

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

RECEIVED
09 MAR 2006
Company Secretary's Office

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

06 March 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 02 March 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 50,492,895 shares.

Of these 50,492,895 shares:

- The interest in 1,523,119 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 36,230,626 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 12,739,150 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Mark Taylor
for and on behalf of
The Goldman Sachs Group, Inc.